renewables
for a
better life

arauco®


3Q
2024

Highlights
3Q 2024



For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com

Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to "U.S.$" are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

REVENUES

US$1,695.2 million

NET INCOME

US$230.6million

ADJUSTED EBITDA

US$748.3million

NET DEBT / LTM. ADJ. EBITDA

2.78x

CAPEX

US$244.6million

Overview

ARAUCO´s net income for the third quarter of 2024 was US$230.6 million, an increase of US$190.1 million compared to the second quarter of 2024. This is mostly explained by an increase in our revenues, mainly due to an increase in sales volume in both our Pulp and Forestry and Wood products division, additionally to the effect of our forestry asset sale in Brazil.

Our Adjusted EBITDA was 80.7% higher than the second quarter of 2024, totaling US$748.3 million. *Net Financial Debt* decreased by US$877.3 million or 13.8% and our *Net Debt/LTM EBITDA* ended up in 2.78x, a decrease when compared to the 4.33x reached during the second quarter of 2024.

In US$ Million	Q3 2024	Q2 2024	Q3 2023	*QoQ*	*YoY*	*YTD 2024*	*YTD 2023*	*YoY YTD*
Revenue	1,695.2	1,534.4	1,594.9	10.5%	6.3%	4,884.5	4,443.3	9.9%
Net income	230.6	40.5	(173.0)	469.0%	233.3%	371.5	(274.4)	235.4%
Adjusted EBITDA	748.3	414.2	242.6	80.7%	208.4%	1,607.6	657.2	144.6%
Adjusted EBITDA Margin	44.1%	27.0%	15.2%	63.5%	190.2%	32.9%	14.8%	122.5%
LTM Adj. EBITDA	1,976.4	1,470.7	1,044.8	34.4%	89.2%	1,976.4	1,044.8	89.2%
CAPEX	244.6	203.2	298.7	20.4%	-18.1%	782.5	1,007.7	-22.4%
Net Financial Debt	5,492.3	6,369.6	6,270.8	-13.8%	-12.4%	5,492.3	6,270.8	-12.4%
Net Financial Debt / LTM Adj. EBITDA	2.78x	4.33x	6.00x	-35.8%	-53.7%	2.56x	7.16x	-64.2%

Adjusted EBITDA and EBITDA Margin (in US$ Million)


24.3%
387.6
Q4 2022
13.1%
188.0
Q1 2023
16.1%
226.6
Q2 2023
15.2%
242.6
Q3 2023
23.5%
368.8
Q4 2023
26.9%
445.1
Q1 2024
27.0%
414.2
Q2 2024
44.1%
748.3
Q3 2024

Income Statement

Revenues

ARAUCO's revenues reached US$1,695.2 million in the third quarter of 2024, an increase of 10.5% when compared to the previous quarter. This variation is mostly explained by a 14.5% increase in revenues from our Pulp and Forestry products division, due to an increase of 21.2% in sales volume, partially offset by a 4.8% decrease in average prices.

In our Wood products division, revenues were 6.3% higher, mainly due to a 9.7% increase in sales volume, partially offset by a 2.9% decrease in average prices.

The following table shows a breakdown of our revenues by business segment:

In US$ Million	Q3 2024	Q2 2024	Q3 2023	QoQ	YoY
Pulp and Forestry	890.7	777.7	779.3	*14.5%*	*14.3%*
Wood Products	804.4	756.5	815.4	*6.3%*	*-1.4%*
Total	**1,695.2**	**1,534.4**	**1,594.9**	***10.5%***	***6.3%***


Revenue's Breakdown by business segment
51%
49%
49%
51%
47%
53%
Q3 2023
Q2 2024
Q3 2024
Pulp and Forestry
Wood Products

Cost of sales

Increased by 11.8% or US$126.0 million compared to the second quarter of 2024. This is mostly explained by *Forestry labor costs* primarily due to higher harvest and transportation costs and a valuation adjustment of timber in Uruguay which led to higher cost of sales. Additionally, there was an increase in *Timber costs* and *Chemical costs* mainly due to an increase in production related to the Constitución mill and Arauco's Line 3, which were stopped for a programed maintenance during the second quarter.

In US$ Million	Q3 2024	Q2 2024	Q3 2023	QoQ	YoY
Timber	227.2	201.3	308.4	*12.9%*	*-26.3%*
Forestry labor costs	199.5	161.4	192.4	*23.6%*	*3.7%*
Depreciation and amortization	145.9	135.1	145.3	*7.9%*	*0.4%*
Depreciation for right of use	4.4	6.3	9.2	*-30.9%*	*-52.7%*
Maintenance costs	90.7	85.9	88.1	*5.5%*	*2.9%*
Chemical costs	173.0	152.7	171.6	*13.3%*	*0.8%*
Sawmill services	39.5	24.9	34.9	*58.5%*	*13.3%*
Other raw materials and indirect costs	116.7	128.7	137.8	*-9.4%*	*-15.3%*
Energy and fuel	74.1	62.8	73.5	*18.0%*	*0.8%*
Cost of electricity	13.7	14.1	17.5	*-2.8%*	*-22.1%*
Salaries, other salaries, and other personnel expenses	107.6	92.9	114.4	*15.8%*	*-5.9%*
Cost of Sales	**1,192.2**	**1,066.2**	**1,293.2**	***11.8%***	***-7.8%***

Administrative expenses

Decreased by 1.9% or US$2.8 million, when compared to the previous quarter, mostly due to a decrease in *Computer services* and *Property taxes,* compensated by an increase in *Fees.*

In US$ Million	Q3 2024	Q2 2024	Q3 2023	QoQ	YoY
Wages, salaries and severance indemnities	56.8	56.3	63.4	*0.9%*	*-10.5%*
Marketing, advertising, promotion and publications expenses	4.0	3.7	4.3	*6.6%*	*-8.4%*
Insurance	11.9	12.0	17.3	*-0.6%*	*-31.2%*
Depreciation and amortization	10.8	10.8	11.2	*-0.3%*	*-4.0%*
Depreciation for the right of use	1.9	1.7	1.9	*8.0%*	*-0.4%*
Computer services	4.8	8.4	8.8	*-42.6%*	*-45.2%*
Lease rentals (offices, warehouses and machinery)	1.9	2.2	2.2	*-12.7%*	*-14.0%*
Donations, contributions, scholarships	1.0	1.8	2.2	*-46.0%*	*-57.3%*
Fees (legal and technical advisories)	10.7	8.1	8.8	*32.6%*	*21.5%*
Property taxes, patents and municipality rights	8.4	10.6	7.9	*-20.5%*	*6.4%*
Other administration expenses	31.8	31.1	31.2	*2.1%*	*2.0%*
Administrative Expenses	**143.9**	**146.6**	**159.3**	***-1.9%***	***-9.7%***

Distribution costs

Increased by 8.5%, or US$14.3 million mostly due to an increase of US$13.6 million or 10.9% in *Freight costs* mostly due to an increase in sales volume when compared to the last quarter.

In US$ Million	Q3 2024	Q2 2024	Q3 2023	QoQ	YoY
Commissions	4.1	3.7	4.5	*10.1%*	*-9.1%*
Insurance	2.2	1.6	1.5	*34.2%*	*40.3%*
Other selling costs	4.4	2.7	4.6	*62.3%*	*-3.8%*
Port services	19.4	18.9	16.4	*2.6%*	*17.7%*
Freight	138.7	125.1	141.9	*10.9%*	*-2.3%*
Depreciation for the right of use	0.2	0.3	0.3	*-40.3%*	*-28.6%*
Other shipping and freight costs	13.1	15.3	15.2	*-14.8%*	*-13.9%*
Distribution Costs	**182.0**	**167.7**	**184.5**	***8.5%***	***-1.3%***

Other income

Increased by US$291.2 million mostly due to an increase in *Profit on sales of permanent investments*, due to the sale of our forestry assets in Brazil.

In US$ Million	Q3 2024	Q2 2024	Q3 2023	QoQ	YoY
Gain from changes in fair value of biological assets	4.5	20.9	58.5	*-78.3%*	*-92.3%*
Net income from insurance compensation	3.4	7.9	6.5	*-57.7%*	*-48.1%*
Leases received	1.4	1.3	1.8	*5.6%*	*-20.8%*
Gains on sales of assets	7.8	3.0	5.1	*160.3%*	*52.0%*
Tax recovery credit	0.2	-	0.5	-	-63.6%
Profit on sales of permanent investments	313.6	0.0	-	-	-
Other operating results	8.7	15.2	4.6	*-43.0%*	*88.7%*
Other Income	**339.5**	**48.3**	**76.9**	***602.7%***	***341.4%***

Other expenses

Increased by 11.2% or US$5.4 million when compared to the second quarter of 2024. This is mostly explained by an increase in *Legal payments, Project expenses* and *Other taxes* offset by a decrease in *Operating expenses related to plant stoppages*.

In US$ Million	Q3 2024	Q2 2024	Q3 2023	QoQ	YoY
Legal payments	6.4	2.2	3.0	*187.8%*	*112.6%*
Impairment provision property, plant and equipment and others	10.8	12.1	84.0	*-10.4%*	*-87.1%*
Operating expenses related to plant stoppages	3.6	9.9	41.6	*-63.3%*	*-91.3%*
Project expenses	9.6	6.1	2.5	*56.5%*	*289.4%*
Loss (gain) from asset sales	3.6	2.8	5.3	*30.4%*	*-32.0%*
Loss and repair of assets	0.5	1.9	0.0	*-74.2%*	*942.6%*
Loss of forests	2.0	1.1	2.3	*86.1%*	*-15.5%*
Other taxes	11.4	7.7	4.9	*47.0%*	*134.0%*
Other expenses (donations, repayments insurance)	5.9	4.6	2.5	*29.2%*	*136.9%*
Other expenses	**53.7**	**48.3**	**146.1**	***11.2%***	***-63.2%***

Foreign exchange differences

Showed a net loss of US$4.5 million, US$3.7 million higher than the second quarter of 2024.

Income tax

In the third quarter of 2024, income tax expense was US$136.2 million, a US$114.2 million increase when compared with the US$22.0 million expense accounted in the previous quarter. This variation is mainly explained by the effect of current taxes in Chile related to the forest sold in Brazil.

Adjusted EBITDA

Adjusted EBITDA for the third quarter of 2024 was US$748.3 million, a 80.7% or US$334.1 million increase when compared to the previous quarter.

There was an increase of 5.9% in the Adjusted EBITDA of our pulp business segment, mainly due to an increase in sales volume when compared to the second quarter of 2024, partially offset by an decrease in average prices. The Adjusted EBITDA of our Wood products business remained stable with a 0.6% decrease.

Additionally, we had an extraordinary US$313.6 increase in Adjusted EBITDA due to the effect of our forestry asset sale in Brazil. The increase is reflected in a US$112.9 million effect in net income and a US$200.6 million effect in taxes.

In U.S. Million	Q3 2024	Q2 2024	Q3 2023	QoQ	YoY
Net Income	230.6	40.5	(173.0)	*469.0%*	*233.3%*
Financial costs	99.8	105.1	100.1	-5.0%	-0.3%
Financial income	(14.2)	(16.6)	(33.1)	-14.1%	-57.0%
Income tax	136.2	22.0	(52.1)	518.6%	361.5%
EBIT	452.4	151.1	(158.1)	199.5%	386.1%
Depreciation & amortization	165.1	156.5	173.5	5.5%	-4.8%
EBITDA	617.5	307.5	15.4	100.8%	3914.3%
Fair value cost of timber harvested	122.9	112.4	156.1	9.4%	-21.3%
Gain from changes in fair value of biological assets	(4.5)	(20.9)	(58.5)	-78.3%	-92.3%
Exchange rate differences	4.5	0.8	43.7	468.4%	-89.6%
Others (*)	7.9	14.3	85.9	-44.9%	-90.8%
Adjusted EBITDA	**748.3**	**414.2**	**242.6**	**80.7%**	**208.4%**

(*) Includes provision from forestry fires and provisions from property, plants and equipment, and others.

Adjusted EBITDA variation by business segment (in US$ million)


316.0
18.8
(0.7)
748.3
414.2
Q2 2024
Pulp
Wood Products
Consolidation Adj. & Others
Q3 2024

Pulp Adjusted EBITDA

The Adjusted EBITDA for our pulp business segment reached US$338.7 million during this quarter, which translates to a 5.9% or US$18.8 million increase compared to the second quarter of 2024.

Pulp EBITDA Mg reached 38.0%, 3.1% lower than the previous quarter.


40.4%
38.9%
12.0%
17.1%
18.5%
34.5%
40.5%
41.1%
38.0%
308
282
78
100
144
272
360
320
339
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Adjusted EBITDA
EBITDA Mg

Wood Products Adjusted EBITDA

The Adjusted EBITDA for our wood products business was US$123.9 million during this quarter, which translates to a 0.6% or US$0.7 million increase, compared to the previous quarter.

Wood products EBITDA Mg was 15.4%, 1.1% lower than the previous quarter.


283
154
136
152
133
138
115
125
124
25.4%
17.8%
17.2%
18.5%
16.3%
17.7%
15.0%
16.5%
15.4%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Adjusted EBITDA
EBITDA Mg

Pulp Business

During the third quarter, we saw a more deteriorated market when compared to the second quarter, mainly affected by a decrease in demand, an increase in supply due to new capacity in the market and a significant increase in global inventories of both hardwood and softwood.

In China, the market remained cautious as paper producers bought pulp to meet their necessities, maintaining their inventories as low as possible. Demand followed the seasonal trend, but producers' margins were low, given the overcapacity in paper production. The tissue industry was more stable, in accordance with seasonality. Hardwood supply increased during the quarter due to the ramp-up of two new pulp mills, one in Brazil and one in China, which added pressure to the market. Short fiber price decreased throughout the quarter and the price of long fiber decreased at the beginning of the quarter, but stabilized later on.

In Europe, the market was weaker than in the second quarter. Demand from the paper industry decreased and many companies closed their mills for 1 to 2 weeks for maintenance, taking advantage of the lower demand and the low level of orders during the summer months. The tissue industry remained stable during the third quarter. The price of short fiber decreased throughout the quarter, and as the market was more unstable, some regular customers decreased their purchase volume, however, it was possible to replace that volume with spot sales.

The Textile Pulp market remained stable following the trend seen in the second quarter. The viscose market remained with low inventories, and with stable operating rates. Price of textile pulp increased at the beginning of the quarter and remained stable for the rest of the period.

Production in the third quarter of 2024 was slightly higher than production in the same period of 2023, mainly due to the scheduled stoppage of the Valdivia mill that was stopped from April 2023 to August 2023 due to a change in the equipment that caught fire in 2022. During the third quarter of 2024, the only scheduled maintenance stoppage carried out was the Nueva Aldea Mill.


Production and Sales Volume (In thousand tonnes)
1,095
1,161
1,016
972
1,169
1,178
Q3 2023
Q2 2024
Q3 2024
Production
Sales

Wood Products Business

Panels

Sales volume increased 8.6% offset by a 3.3% decrease in average prices.

In general, the market recovered in both supply and demand. In the US, the market remained very active in PB, continuing the trend seen last quarter. Regarding MDF, oversupply was seen during the quarter.

In Latin America, the market improved, especially in Brazil. Sales volume increased as less oversupply was seen in MDF in the last quarter.


Production and Sales Volume: Panels (1)
(In thousand m3)
1,267
1,264
1,321
1,261
1,378
1,370
Q3 2023
Q2 2024
Q3 2024
Production
Sales

(1) Includes PB, MDF, OSB, Composite Panels and Retail Panels
PB: Particleboard.
MDF: Medium-density fiberboard.

Sawn timber

Sales volume increased 12.3%, partially offset by a 1.9% decrease in average prices.

In the US, during the third quarter of the year, market conditions (including expectations of future Fed rate cuts) allowed us to increase prices in some product segments.

China continued to show a reduced dynamism in their local economy with low demand in construction, although recovered in September due to local measures to stimulate their economy.


Production and Sales Volume: Sawn Timber (2)
(In thousand m3)
579
484
526
407
492
463
Q3 2023
Q2 2024
Q3 2024
Production
Sales

(2) Includes Sawn Timber, Geen and Kiln-dried Lumber, Remanufactured Wood Products and Pallets
Note: Sales include trading

Plywood

Sales Volume increased 7.3%, while average prices remained stable.

During the third quarter, a more balanced market and some restrictions in supply helped us to maintain a good competitive position. Additionally, there was a recovery in shipments, mainly to the US, Europe and Oceania after a complex second quarter for exports, mainly due to the impact of the Puerto Coronel strike.

The US market improved after a stable second quarter, with attractive prices and volumes due to seasonality and restricted supply.


Production and Sales Volume: Plywood
(In thousand m3)
125
127
131
129
146
139
Q3 2023
Q2 2024
Q3 2024
Production
Sales

Capital Expenditures

During this quarter, capital expenditures (*) were US$244.6 million, US$41.4 million higher than the previous quarter.

US$ Million	Q3 2024	Q2 2024	Q3 2023	YTD 2024	YTD 2023
Purchase and sale of property, plant and equipment	(162.2)	(119.9)	(192.6)	(497.8)	(682.4)
Purchase and sale of intangible assets	(1.2)	(1.0)	(1.4)	(3.3)	(4.2)
Purchase of other long-term assets	(81.2)	(82.4)	(104.7)	(281.4)	(321.1)
Total CAPEX (*)	**(244.6)**	**(203.2)**	**(298.7)**	**(782.5)**	**(1,007.7)**

(*) On a cash basis, does not include M&A.


Capital Expenditures (In US$ Million)
371
335
374
299
255
335
203
245
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024

Free Cash Flow

During the third quarter of 2024, Free Cash Flow increased by US$1,166.4 million compared to the second quarter of 2024, with inflows of US$1,069.2 million. Cash from Operations increased US$239.4 million mostly due to an increase in *Adjusted EBITDA* and a decrease in *Working capital.* Additionally, *Cash from Investment Activities* increased due to the cash received from our forestry asset sale in Brazil.

US$ Million	Q3 2024	Q2 2024	Q3 2023
Adjusted EBITDA	748.3	414.2	242.6
Working Capital Variation	(57.8)	(137.9)	15.9
Interest paid and received	(47.4)	(110.7)	(20.2)
Income tax received (paid/refunded)	(17.3)	(22.4)	47.4
Other cash inflows (outflows)	(254.8)	(11.7)	(14.1)
Cash from (used in) Operating Activities	**370.9**	**131.5**	**271.6**
Capex (*)	(244.6)	(203.2)	(298.7)
Proceeds from investment activities	(0.8)	2.9	3.2
Other inflows of cash, net	946.4	(6.9)	(15.9)
Cash from (used in) Investment Activities	**701.0**	**(207.2)**	**(311.5)**
Dividends paid	-	(0.2)	-
Other inflows of cash, net	(14.5)	(11.8)	(31.7)
Proceeds from issue of shares	-	-	-
Cash from (used in) Financing Activities – Net of Proceeds and Repayments	**(14.5)**	**(12.1)**	**(31.7)**
Effect of exchange rate changes on cash and cash equivalents	11.8	(9.4)	(51.3)
Free Cash Flow	**1,069.2**	**(97.1)**	**(122.9)**

(*) On a cash basis.

Net Debt Variation Q2 2024 – Q3 2024 (in US$ million)


(1,069.2)
62.0
67.6
62.3
6,369.6
5,492.3
Net Debt Q2 24
Free Cash Flow
Exchange rate/ inflation variation
Accrued interest variation
Leasing Variation
Net Debt Q3 24

Cash

Our cash position was US$842.8 million at the end of the third quarter of 2024, which translates to a 2.1% decrease, equivalent to US$18.3 million, when compared to the end of the second quarter of 2024.

Additionally, to our cash position, the Company subscribed a new committed revolving credit facility for a total amount of US$450 million due in September 2027, which as of the date of this report hasn't been withdrawn.

Cash by Currency


Mexican Peso
6%
Other Currencies
3%
Chilean Peso
7%
Brazilian Real
10%
U.S. Dollar
74%

Cash by Instrument


Money Market
Funds
19%
Time Deposits
20%
Overnight
Accounts
61%

Financial Debt

ARAUCO's total financial debt as of September 30, 2024 was US$6,335.1 million, a decrease of 12.4% or US$895.6 million when compared to June 30, 2024.

Our consolidated net financial debt decreased 13.8% or US$877.3 million when compared with June 2024. This was mainly due to the positive free cash flow of the quarter.

Debt by Currency


Other Currencies
9%
EUR (2)
8%
UF (1) (2)
25%
U.S.Dollar
58%

Debt by Instrument


Leasing
10%
Banks
19%
Bonds
71%

(1) UF is a Chilean monetary unit indexed to inflation.

(2) Swapped to USD

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 2.78x, which compares to the 4.33x in the second quarter of 2024. This decrease is mainly explained by a 73.6% or 1,110.5 decrease in short term financial debt.

Net Financial Debt and Leverage (In US$ Million)


2.33x
5,051
3.17x
5,471
4.59x
6,214
6.00x
6,271
6.32x
6,485
4.87x
6,251
4.33x
6,370
5,492
2.78x
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024

As of September 2024, short term bank obligations (which includes accrued interest) sum up US$287.3 million. Bank obligations include the following maturities: US$195.2 million in bank loans and US$13.2 million in leasing. Short term bond obligations sum up US$78.7 million. These obligations include amortizations of our bonds, and their interest payments.

Debt Amortization Profile as of September 30, 2024 (In US$ Million)


79
208
57
219
254
408
540
330
170
128
542
121
515
24
19
26
102
27
28
28
211
29
31
2016
223
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037 & Thereafter
Bank Loans and Leasing
Bonds



Third Quarter

Subsequent Events and News

Sucuriú Project Approved by our Board of Directors

On September 2024 our Board of Directors approved the Sucuriú Project, which will be located in the city of Inocencia, Mato Grosso do Sul state, Brazil.

This new mill contemplates an estimated investment of US$4,600 million (financed through debt, capital increase, and our own resources), with a production capacity of approximately 3,500,000 ADt/year of Bleached Eucalyptus Kraft Pulp (BEKP). The mill will be self-sufficient in electric power for its operation and will additionally generate a surplus of approximately 220 Megawatts of renewable energy from forest biomass. Additionally, during the peak of its construction, we will create approximately 14.000 new jobs and 6,000 jobs when in normal operation (including forestry, pulp production and logistics). It is preliminary estimated, that the mill will begin its operations in the last quarter of 2027.

In light of the above a capital increase of up to US$1,200 million was also approved by our parent Company Empresas Copec S.A. Of the total amount mentioned, US$300 million will be required no later than December 31, 2024, while the remaining US$900 million will be paid during 2025 and 2026.

Our Board also agreed to modify the Company's dividend policy. It was established that, for the profits obtained in the fiscal years 2024, 2025, and 2026, an amount equivalent to 30% of the net distributable profits of each year, which may be distributed as dividends, will be distributed annually.


arauco
Inocência
Mato Grosso
do Sul
São Paulo
Paraná

Third Quarter
Subsequent Events and News

RCF committed facility and Yankee 2024, Chile

On July, we paid the RCF drawn for US$225 million, which was due in February 2025. Additionally, on August we made the final payment of our outstanding 4.500% notes for a total of US$500 million.

Subsequently, during September 2024, a new committed Revolving Credit Facility was subscribed with 8 financial institutions. This new RCF is for an amount of MMUS$ 450, maturing in September 2027, and replaces the existent RCF.

ESG

COP16 on Biodiversity in Cali, Colombia

From October 21 to November 10, we will once again be participating in the 16th United Nations Conference on Biodiversity (COP16), a key international event aimed at driving actions for the protection and sustainable management of biodiversity and ecosystems. This crucial platform will bring together more than 190 countries to mobilize Chile and the world around this urgent issue.

Juan Andrés Anzieta, Forests and Sustainability Manager, and Pablo Ramírez de Arellano, Principal Researcher in Ecosystem Management, will represent our company in various panels, engaging with leaders and experts to discuss solutions and share experiences on the critical challenges facing biodiversity today.

In Arauco, we work with nature and renewable resources to contribute to both people and the planet. This is why we will be sharing our newly launched biodiversity strategy, our conservation and ecosystem restoration plans, and our measurement of natural capital.

We invite you to follow this global forum for discussion and negotiation on the United Nations Convention on Biological Diversity here.


CONFERENCIA DE LAS NACIONES UNIDAS SOBRE BIODIVERSIDAD
COP16
CALI - COLOMBIA 2024

UPCOMING EVENTS

3Q 2024 RESULTS CONFERENCE CALL

Wednesday, November 13, 2024

10:00 Santiago Time

8:00 Eastern Time (New York)

For Conference Call Visit:
https://financialstreaming3q-2024.arauco.com/



For further information, please contact:

Marcelo Bennett
Treasurer
marcelo.bennett@arauco.com

Constanza Vasquez
Investor Relations
constanza.vasquez@arauco.com

José Manuel Guzmán
Finance Analyst
jose.guzman@arauco.com

investor_relations@arauco.cl
Phone: +56 2 2461 7438



Financial Statements

Income Statement

In US$ Million	Q3 2024	Q2 2024	Q3 2023	YTD 2024	YTD 2023
Revenues	1,695.2	1,534.4	1,594.9	4,884.5	4,443.3
Cost of sales	(1,192.2)	(1,066.2)	(1,293.2)	(3,404.8)	(3,522.8)
Gross profit	**503.0**	**468.2**	**301.7**	**1,479.7**	**920.5**
Other income	339.5	48.3	76.9	405.7	311.7
Distribution costs	(182.0)	(167.7)	(184.5)	(516.8)	(517.6)
Administrative expenses	(143.9)	(146.6)	(159.3)	(429.1)	(470.4)
Other expenses	(53.7)	(48.3)	(146.1)	(137.6)	(393.7)
Financial income	14.2	16.6	33.1	52.8	84.1
Financial costs	(99.8)	(105.1)	(100.1)	(306.0)	(272.7)
Share of profit (loss) of associates and joint ventures accounted for using equity method	(6.0)	(2.1)	(3.2)	(15.9)	14.8
Exchange rate differences	(4.5)	(0.8)	(43.7)	(17.8)	(87.3)
Income before income tax	**366.8**	**62.5**	**(225.1)**	**515.0**	**(410.6)**
Income tax	(136.2)	(22.0)	52.1	(143.5)	136.2
Net income	**230.6**	**40.5**	**(173.0)**	**371.5**	**(274.4)**
Profit attributable to parent company	230.8	40.6	(173.0)	371.7	(274.3)
Profit attributable to non-parent company	(0.2)	(0.1)	0.0	(0.2)	(0.1)

Balance Sheet

In US$ Million	30-09-2024	31-06-2024	30-09-2023
Cash and cash equivalents	842.8	861.1	656.5
Other financial current assets	4.9	27.8	42.4
Other current non-financial assets	280.2	292.8	252.1
Trade and other receivables-net	956.0	887.8	879.8
Related party receivables	9.8	4.0	7.5
Inventories	1,555.9	1,528.2	1,466.9
Biological assets, current	377.8	387.3	420.2
Tax assets	64.8	76.4	102.2
Non-Current Assets classified as held for sale	3.8	401.6	0.2
Total Current Assets	**4,096.0**	**4,467.0**	**3,827.9**
Other non-current financial assets	49.9	24.4	20.2
Other non-current and non-financial assets	87.7	99.8	107.1
Non-current receivables	71.5	87.1	98.5
Investments accounted through equity method	429.7	408.6	396.8
Intangible assets	57.3	59.8	65.9
Goodwill	53.4	53.8	55.4
Property, plant and equipment	10,119.2	10,075.6	10,139.3
Biological assets, non-current	2,597.4	2,589.3	2,795.5
Deferred tax assets	65.7	105.4	11.7
Total Non-Current Assets	**13,531.8**	**13,503.8**	**13,690.5**
TOTAL ASSETS	**17,627.9**	**17,970.8**	**17,518.4**
Other financial liabilities, current	399.2	1,508.2	1,369.2
Trade and other payables	720.4	674.3	663.9
Related party payables	7.9	10.2	12.4
Other provisions, current	2.2	2.1	5.7
Tax liabilities	28.6	29.6	22.2
Current provision for employee benefits	7.2	6.7	7.6
Other non-financial liabilities, current	243.2	141.9	53.4
Non-Current Assets classified as held for sale	0.0	91.6	0.0
Total Current Liabilities	**1,408.6**	**2,464.6**	**2,134.4**
Other non-current financial liabilities	6,028.9	5,893.9	5,723.6
Trade and Other payables non-current	67.7	66.8	26.7
Other provisions, non-current	33.9	33.4	29.7
Deferred tax liabilities	1,465.3	1,464.0	1,538.1
Non-current provision for employee benefits	83.3	78.4	85.7
Other non-financial liabilities, non-current	46.9	50.6	65.0
Total Non-Current Liabilities	**7,726.1**	**7,587.1**	**7,468.8**
Non-parent participation	6.5	6.7	5.7
Net equity attributable to parent company	**8,486.7**	**7,912.5**	**7,909.4**
TOTAL LIABILITIES AND EQUITY	**17,627.9**	**17,970.8**	**17,518.4**

Cash Flow Statement

US$ Million	Q3 2024	Q2 2024	Q3 2023	YTD 2024	YTD 2023
Receipts from sales of goods and rendering of services	1,927.2	1,671.9	1,540.8	5,178.4	4,605.8
Other cash receipts (payments)	115.4	96.0	82.6	442.3	349.3
Payments of suppliers and personnel (less)	(1,614.2)	(1,509.3)	(1,388.2)	(4,418.3)	(4,409.7)
Interest paid and received	(47.4)	(110.7)	(20.2)	(189.2)	(108.7)
Income tax paid	(17.3)	(22.4)	47.4	(37.1)	(27.4)
Other (outflows) inflows of cash, net	1.0	0.5	0.2	1.9	0.7
Net Cash Provided by (Used in) Operating Activities	**370.9**	**131.5**	**271.6**	**994.8**	**420.9**
Capital Expenditures	(244.6)	(203.2)	(298.7)	(782.5)	(1,007.7)
Other investment cash flows	945.6	(4.0)	(12.8)	897.3	(29.0)
Net Cash Provided by (Used in) Investing Activities	**701.0**	**(207.2)**	**(311.5)**	**114.8**	**(1,036.7)**
Proceeds from borrowings	139.1	430.0	324.7	1,111.9	1,731.7
Repayments of borrowings	(1,226.6)	(77.1)	(309.9)	(1,895.1)	(719.1)
Dividends paid	0.0	(0.2)	0.0	(0.2)	(282.7)
Other inflows of cash, net	(14.5)	(11.8)	(31.7)	(42.7)	(65.0)
Proceeds from Issue of Shares	0.0	0.0	0.0	0.5	0.0
Net Cash Provided by (Used in) Financing Activities	**(1,102.0)**	**340.9**	**(17.0)**	**(825.6)**	**664.9**
Total Cash Inflow (Outflow) of the Period	**(30.1)**	**265.2**	**(56.8)**	**284.0**	**49.1**
Effect of exchange rate changes on cash and cash equivalents	11.8	(9.4)	(51.3)	(11.1)	(59.8)
Cash and Cash equivalents at beginning of the period	861.1	605.3	764.6	570.0	667.2
Cash and Cash Equivalents at end of the Period	**842.8**	**861.1**	**656.5**	**842.8**	**656.5**